PROSPECTUS SUPPLEMENT NO. 8 (To base shelf prospectus dated August 11, 2003)	Filed Pursuant to General Instruction II.L. of Form F-10; File No. 333-107361

Fairfax Financial Holdings Limited

US$200,000,000 Aggregate Principal Amount of

5% Convertible Senior Debentures Due 2023
Subordinate Voting Shares

         This document supplements our base shelf prospectus dated August 11, 2003, as supplemented October 6, 2003, October 31, 2003, December 19, 2003, February 17, 2004, March 9, 2004, April 30, 2004 and July 30, 2004, relating to the resale of up to US$200,000,000 aggregate principal amount of debentures and the subordinate voting shares issuable upon conversion, redemption, purchase or maturity thereof by certain selling securityholders, each an Electing Holder, named in Schedule A to this prospectus supplement.

      You should read this prospectus supplement in conjunction with the base shelf prospectus. This prospectus supplement updates certain information in the base shelf prospectus and, accordingly, to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the base shelf prospectus.

      The debentures and the subordinate voting shares issuable upon conversion, redemption, purchase or maturity thereof may be offered in negotiated transactions or otherwise, at varying prices determined at the time of the sale or at negotiated prices. In addition, the subordinate voting shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See “Plan of Distribution” in the base shelf prospectus.

Investing in the debentures and the subordinate voting shares issuable upon their conversion involves risks.

See the “Risk Factors” section beginning on page 2 of the base shelf prospectus.

       We are permitted to prepare this prospectus supplement and the base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards. As a result, they may be not be comparable to financial statements of United States companies.

      Owning debentures or subordinate voting shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations” in the base shelf prospectus.

      Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, our officers and directors and the experts named in the base shelf prospectus are Canadian residents, and many of our assets are located outside the United States.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is October 29, 2004.

WHERE YOU CAN FIND MORE INFORMATION ABOUT FAIRFAX

      The following documents, filed with the Ontario Securities Commission (the “OSC”) under the Securities Act (Ontario) are specifically incorporated by reference into and form an integral part of the base shelf prospectus, as supplemented, which we refer to as the prospectus:

(a)	our Renewal Annual Information Form for the year ended December 31, 2003, dated May 14, 2004;

(b)	our audited consolidated financial statements and the notes thereto, including balance sheets as at December 31, 2003 and 2002 and earnings, retained earnings and cash flow statements for each of the years in the three year period ended December 31, 2003, together with the auditors’ report thereon contained in our 2003 Annual Report;

(c)	our Management’s Discussion and Analysis for the annual consolidated financial statements as at and for the periods referred to in paragraph (b);

(d)	our unaudited interim consolidated financial statements and the notes thereto, including our balance sheet as at September 30, 2004 and earnings, retained earnings and cash flow statements for the nine-month periods ended September 30, 2004 and 2003;

(e)	our Management’s Discussion and Analysis for the unaudited interim consolidated financial statements as at and for the periods referred to in paragraph (d); and

(f)	our management information circular dated March 1, 2004 in connection with the annual meeting of shareholders held on April 14, 2004, other than the sections entitled “Executive Compensation,” “Performance Graph” and “Statement of Corporate Governance Practices.”

      Any document of the type referred to in the preceding paragraphs and material change reports (excluding confidential material change reports) subsequently filed by us with the OSC after the date of this prospectus supplement and prior to the termination of the distribution of the debentures and subordinate voting shares under this prospectus supplement shall be deemed to be incorporated by reference in this prospectus.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained herein or therein, or any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein, modifies or supercedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Upon a new annual information form and new annual comparative consolidated financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual comparative consolidated financial statements and the accompanying management’s discussion and analysis, all interim consolidated financial statements and the accompanying management’s discussion and analysis, information circulars and material change reports filed prior to the commencement of our then current fiscal year in which our new annual information form is filed, will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of the securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

      Information has been incorporated in this prospectus from documents filed with the OSC. Copies of documents incorporated herein or therein by reference may be obtained on request without charge from Bradley P. Martin, Vice President and Corporate Secretary of Fairfax, at Suite 800, 95 Wellington Street West, Toronto, Ontario, M5J 2N7. Copies of documents that we have filed with the OSC may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.

RECENT DEVELOPMENTS

      On October 28, 2004, we announced that we agreed to issue $300 million of subordinate voting shares (2,406,741 shares) to a number of institutional investors, including Markel Corporation ($100 million) and Southeastern Asset Management ($150 million), at $124.65 per share, the closing price on the New York Stock Exchange that day. We intend to use the proceeds of the issue to purchase or redeem outstanding indebtedness from time to time, based on market conditions, and for general corporate purposes. Closing of the share issuance is subject to approvals by requisite regulatory authorities, which are anticipated to be obtained before the end of 2004.

EARNINGS COVERAGE RATIO

      The following consolidated financial ratios are calculated for the twelve months ended December 31, 2003 and September 30, 2004. The “As Adjusted” ratio for the twelve months ended December 31, 2003 gives effect as of January 1, 2003 to:

•	the exchange offer completed April 29, 2004 pursuant to which $22.0 million aggregate principal amount of our 7 3/4% senior notes due 2012 were issued, together with a cash payment of $19.7 million, in exchange for $39.4 million aggregate principal amount of TIG Holdings, Inc.’s 8 1/8% notes due 2005 (and the subsequent exchange of such notes for our registered 7 3/4% senior notes due 2012);

•	the exchange offer completed on April 29, 2004 pursuant to which $138.4 million aggregate principal amount of our 7 3/4% senior notes due 2012 were issued, together with a cash payment of $38.5 million, in exchange for $94.5 million aggregate principal amount of our 7 3/8% senior notes due 2006 and $70.8 million aggregate principal amount of our 6 7/8% senior notes due 2008;

•	the exchange completed on June 29, 2004 pursuant to which $11.0 million aggregate principal amount of our 7 3/4% senior notes due 2012 were issued in exchange for $10.0 million aggregate principal amount of our 7 3/8% senior notes due in 2006;

•	the offering of notes completed on August 24, 2004 pursuant to which $95.0 million aggregate principal amount of our 7 3/4% senior notes due 2012 were issued for cash proceeds of $91.5 million;

•	subsequent to the offering of notes on August 24, 2004, we repurchased: $20.0 million aggregate principal amount of TIG Holdings, Inc.’s 8 1/8% notes due 2005 and $40.2 million aggregate principal amount of our 7 3/8% senior notes due 2006.

      Except as described above, the following table does not reflect the interest cost of our debt and the debt of our subsidiaries issued during the periods as if it was issued at the beginning of the periods.

	Twelve Months Ended		Twelve Months Ended
	December 31, 2003		September 30, 2004

	Actual	As Adjusted	Actual

Earnings coverage(1)	4.6x	4.6x	1.8x

(1)	Earnings coverage is equal to net income (excluding unusual items) before interest expense and income taxes divided by interest expense on all debt.

      Our interest expense amounted to approximately $146.3 million and $165.8 million for the twelve-month periods ended December 31, 2003 and September 30, 2004, respectively. Our earnings before interest expense and income taxes for the twelve-month periods ended December 31, 2003 and September 30, 2004 were approximately $673.8 million and $291.9 million, respectively, which is 4.6 times and 1.8 times our interest expense for these periods.

      After giving effect to the exchange offer completed on April 29, 2004 pursuant to which we issued $22.0 million aggregate principal amount of our senior notes due 2012 (and the subsequent exchange of such notes for our registered 7 3/4% senior notes due 2012), the exchange offer completed on April 29, 2004 pursuant to which we issued $138.4 million aggregate principal amount of our 7 3/4% senior notes due 2012, the exchange completed on June 29, 2004 pursuant to which we issued $11.0 million aggregate principal amount of our senior notes due 2012, the offering of notes completed on August 24, 2004 pursuant to which we issued $95.0 million aggregate principal amount of our 7 3/4% senior notes due 2012 and the repurchase subsequent to the August 24, 2004 offering of notes $20.0 million aggregate principal amount of our 8 1/8% senior notes due 2005 and $40.2 million aggregate principal amount of our 7 3/8% senior notes due 2006, our interest expense requirements would have amounted to approximately $147.1 million for the twelve-month period ended December 31, 2003. After giving effect to each of those exchange offers, offering of notes and repurchases, our earnings before interest expense and income tax for the twelve-month periods ended December 31, 2003 would have been approximately $674.1 million, which would have been 4.6 times our interest expense requirement for that period.

SCHEDULE A

ELECTING HOLDERS

      The debentures originally were issued by us and sold by Banc of America Securities LLC, Ferris, Baker Watts Incorporated and BNY Capital Markets, Inc., as the initial purchasers, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to persons reasonably believed by the initial purchasers to be qualified institutional buyers. The Electing Holders named below, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the debentures and the subordinate voting shares conversion, redemption, purchase or maturity thereof pursuant to this prospectus supplement. The Electing Holders may offer all, some or none of the debentures and the subordinate voting shares issuable upon conversion, redemption, purchase or maturity thereof.

      The table below sets forth the name of each Electing Holder, the principal amount of debentures that may be offered by each Electing Holder under this prospectus and the number of subordinate voting shares into which the debentures are convertible upon conversion, redemption, purchase or maturity thereof. The information is based on information provided to us by or on behalf of the Electing Holders on or prior to October 28, 2004. The Electing Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures or subordinate voting shares since the date on which they provided this information in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. Information about the Electing Holders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, as required.

      Because the Electing Holders may offer all or some portion of the debentures or the subordinate voting shares issuable upon conversion, redemption, purchase or maturity thereof, we cannot estimate the amount of debentures or subordinate voting shares that may be held by the Electing Holders upon the conversion, redemption, purchase or maturity thereof, upon completion of any sales. For information on the procedure for sales by selling securityholders, read the disclosure under the heading “Plan of Distribution” in the base shelf prospectus.

	Principal Amount of		Number of
	Debentures Beneficially Owned		Subordinate Voting Shares
Name of Electing Holder	and Offered Hereby*		Beneficially Owned**

Amaranth L.L.C.	US$	63,050,000	296,694
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.		2,000,000	9,411
Banc of America Securities LLC		655,000	3,082
CQS Convertible & Quantitative Strategies Master Fund Limited		12,500,000	58,821
D.E. Shaw Investment Group, L.P.		400,000	1,882
D.E. Shaw Valence Portfolios, L.P.		1,600,000	7,529
DBAG London		18,750,000	88,231
Deephaven Domestic Convertible Trading Ltd.		3,933,000	18,507
Jersey (IMA) Ltd.		2,500,000	11,764
LibertyView Credit Opportunities Fund L.P.		3,000,000	14,117
LibertyView Funds L.P.		5,500,000	25,881
Marathon Global Convertible Master Fund Ltd.		18,000,000	84,702
MLQA Convertible Securities Arbitrage		2,500,000	11,764
Sphinx Convertible Arbitrage Fund SPC		67,000	315
Sunrise Partners Limited Partnership		8,450,000	39,763
Zazove Convertible Arbitrage Fund, L.P.		2,000,000	9,411

Total	US$	144,905,000	681,874

*	This includes all of the debentures beneficially owned by the Electing Holders.

**	Assumes conversion of all of the Electing Holder’s debentures at the initial conversion ratio of 4.7057 subordinate voting shares per US$1,000 principal amount of debentures and a cash payment in lieu of fractional shares. The conversion ratio is subject to adjustment as described under “Description of the Debentures — Conversion Rights — Conversion Rate Adjustments” in the base shelf prospectus. As a result, the number of subordinate voting shares may increase or decrease in the future.